===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
                  FISCAL YEAR ENDED DECEMBER 31, 2002

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


                            COMMISSION NUMBER 0-19791


         FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                       USF EMPLOYEES' 401K RETIREMENT PLAN

         NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                                 USF CORPORATION
                       8550 W. BRYN MAWR AVENUE, SUITE 700
                                CHICAGO, IL 60631

===============================================================================

                       USF EMPLOYEES' 401K RETIREMENT PLAN
                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2002


                              REQUIRED INFORMATION

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2002 AND 2001

The following financial statement, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Employees' 401K Retirement Plan.

                                TABLE OF CONTENTS



         1. Report of Independent Public Accountants

         2. Financial Statement
              -Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

              -Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

         3. Notes to Financial Statements and Schedules

         4. Schedule Supporting Financial Statements:
              Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2002

         5. Consent of Independent Auditors (Exhibit 23)

         All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

         The following documents, filed with the Securities and Exchange
            Commission, are incorporated by reference herein:

         Form S-8 Registration Statement No. 33-57634 filed January 28,
            1993 and Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USF Corporation pursuant to the USF Employees' 401K Retirement Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Employees' 401K Retirement Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.




                                         USF EMPLOYEES' 401K RETIREMENT PLAN

                                         By Members of the Plan Committee
                                         administering the USF Employees' 401K
                                         Retirement Plan



                                            /s/ Christopher L. Ellis
                                            ------------------------
                                              Christopher L. Ellis

                                            /s/ Gerard M. Klaisle
                                            ---------------------
                                              Gerard M. Klaisle

                                            /s/ Stephen G. Dill
                                            -------------------
                                              Stephen G. Dill

Date:  June 26, 2003

INDEPENDENT AUDITORS' REPORT


To the Plan Administrative Committee of
USF Employees' 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the USF Employees' 401K Retirement Plan (the "Plan") as of December 31, 2002, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of the Plan for the year ended December 31, 2001. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 24, 2002

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of USF Employees' 401K Retirement Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP

Chicago, Illinois
June 17, 2003

The following report is a copy of the report previously issued by Arthur Andersen LLP ("Andersen") in connection with the filing of our Form 11-K for the year ended December 31, 2001. The inclusion of this previously issued Andersen report is pursuant to the "Temporary and Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the SEC in March 2002. Note that this previously issued Andersen report includes references to fiscal year 2000, which is not required to be presented in the accompanying consolidated financial statements for the period ended December 31, 2002. This audit report has not been reissued by Andersen in connection with the filing of this Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrative Committee of
USF Employees' 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the USF EMPLOYEES' 401K RETIREMENT PLAN as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USF Employees' 401K Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Chicago, Illinois
May 24, 2002

USF EMPLOYEES' 401K RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


ASSETS                                            2002                2001

INVESTMENTS, AT FAIR VALUE (Note 3)          $234,041,038        $267,804,491

RECEIVABLES:
 Participant contributions                        105,679             802,310
 Company contributions                          2,368,832           2,286,100
                                             -------------       ------------

    Total contributions receivable              2,474,511           3,088,410
                                             -------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS            $236,515,549        $270,892,901
                                             =============       ============



See notes to financial statements.

USF EMPLOYEES' 401K RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


CONTRIBUTIONS:
  Participants                                         $ 24,268,917
  Company                                                11,656,016
                                                       ------------

           Total contributions                           35,924,933
                                                       ------------

INVESTMENT INCOME (LOSS):
  Dividend and interest income                            3,946,720
  Net depreciation in fair value of investments         (48,924,515)
                                                       ------------

           Total investment loss                        (44,977,795)
                                                       ------------

DEDUCTIONS:
  Benefits paid to participants                         (20,342,174)
  Administrative expenses                                   (56,759)
                                                       ------------

           Total deductions                             (20,398,933)
                                                       -------------

TRANSFERS OUT OF THE PLAN                               (4,925,557)
                                                       ------------

          Net change                                    (34,377,352)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     270,892,901
                                                       ------------

  End of year                                          $236,515,549
                                                       ============


See notes to financial statements.

USF EMPLOYEES' 401K RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the USF Employees' 401K Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

      GENERAL--The Plan is a defined contribution plan established by USF Corporation (the "Company"), the principal sponsor of the Plan, under provisions of Section 401 (a) of the Internal Revenue Code ("IRC"). The Plan covers certain employees of USF Corporation, as well as certain employees of the following adopting sponsors of the Plan, all of which are wholly owned subsidiaries of USF Corporation including, USF Bestway Inc., USF Logistics Inc., USF Logistics Services Inc., USF Distribution Services Inc., USF Dugan Inc., USF Sales Corporation, USF Holland Inc., USF Reddaway Inc., USF Red Star Inc., USF Logistics (IMC) Inc., and USF Glen Moore Inc. (collectively, the "Companies").

      Hereafter, the principal and adopting sponsors of the Plan are referred to collectively as "the Companies" or individually as "each Company." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Unionized employees are excluded from participating in the Plan if they have separately bargained for retirement benefits.

      During 2001, the Company acquired TriStar Transportation Inc., and as a result, transferred all of the trust assets of its predecessor plan of $422,535 into the Plan.

      During 2002, the Company sold USF Worldwide Inc., including its subsidiary, World Trade Transport of Virginia Inc., and as a result, transferred all of the related trust assets of $4,758,180 into the Plan of the purchaser, GPS Logistics, LLC and Seko Worldwide Acquisition LLC.

      PLAN ADMINISTRATION--The Plan is administered by the USF Plan Administrative Committee, which is appointed by the Board of Directors of the Company. Plan assets were held by Fidelity Management Trust Company ("Fidelity") as Trustee for the years ended December 31, 2002 and 2001.

      ELIGIBILITY--Effective January 1, 2001, employees are eligible to participate in the Plan after completing 90 days of service from date of hire and having worked 250 hours within that period.

      CONTRIBUTIONS--Eligible employees can contribute an amount up to 50% of their cash compensation, as defined by the Plan, subject to certain limitations under the IRC. Each of the Companies may provide a matching contribution and/or nonelective contribution subject to group discrimination limitations. The Companies may also contribute a discretionary amount. The Companies made no discretionary contributions during 2002 and 2001.

      INVESTMENT OPTIONS--Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers seventeen mutual funds, one managed income portfolio, one real estate limited partnership, and a unitized stock fund consisting of cash and common stock of USF Corporation as investment options for participants. The Aetna Real Estate Limited Partnership is a frozen investment currently available only to those participants of USF Holland Inc. who participated in the Holland Retirement Plan prior to 1993.

      VESTING--Participants are fully vested at all times in their contributions, the Companies' matching and/or nonelective contribution, and plan earnings thereon.

      BENEFITS--Upon termination of service due to death, total disability, retirement, or hardship, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan's provisions.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Companies' matching contribution, if any, each of the Companies' nonelective contribution, if any, each of the Companies' discretionary contribution, if any, and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      LOANS TO PARTICIPANTS--Subject to such rules and limitations as may be established from time to time, participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their account subject to a limit of the lesser of 50% of their vested account balance, or $50,000. The interest rate on loans is the prime rate reported in The Wall Street Journal in effect on the last day of the month preceding the loan request. Loan repayments are made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION--Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES--The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans, broker fees and the Real Estate Limited Partnership fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

      BENEFIT PAYMENTS--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the plan but were not yet paid at December 31, 2002 and 2001.

3.    INVESTMENTS

      The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are marked with an asterisk:

                                                                            2002                       2001
          USF Corporation Unitized Stock Fund                         $   8,845,756              $   8,760,122
          Aetna Real Estate Limited Partnership                             490,109                    747,340
          Fidelity Magellan Fund                                         38,968,113 *               52,256,906 *
          Fidelity Equity Income Fund                                     9,010,798                 10,002,885
          Fidelity Growth Company Fund                                   42,806,752 *               67,148,121 *
          Fidelity Intermediate Bond Fund                                22,580,047 *               20,844,967 *
          Fidelity Blue Chip Growth Fund                                 31,001,678 *               40,755,865 *
          Fidelity Asset Manager Fund                                     5,038,920                  5,122,174
          Fidelity Diversified International Fund                           592,392                     49,879
          Fidelity Freedom Income Fund                                       55,392                      1,774
          Fidelity Freedom 2000 Fund                                        282,659                     92,436
          Fidelity Freedom 2010 Fund                                        807,915                    907,094
          Fidelity Freedom 2020 Fund                                        763,074                    677,789
          Fidelity Freedom 2030 Fund                                        180,985                    141,941
          Fidelity Freedom 2040 Fund                                         51,430                     18,411
          Fidelity Retirement Money Market Portfolio                     43,158,374 *               37,716,342 *
          Fidelity Managed Income Portfolio                              13,805,769 *               11,350,019
          Fidelity Spartan U.S. Equity Index Fund                           551,320                    246,444
          PIMCO Total Return Fund--Administrative Class                   2,057,995                    647,564
          Franklin Small Midcap Growth Fund                                 896,835                    204,757
          Neuberger Berman Genesis Fund--Trust Class                      2,102,194                    429,013
          Participant loans                                               9,992,531                  9,682,648
                                                                      -------------             --------------

          Total                                                       $ 234,041,038              $ 267,804,491
                                                                     ==============             ==============



      During 2002, the Plan's investments appreciated (depreciated) (including gains and losses on investments bought and sold, as well as held during the year) in value as follows:


          Mutual funds
            Fidelity Magellan Fund                                                      $(12,739,310)
            Fidelity Equity Income Fund                                                   (2,052,516)
            Fidelity Growth Company Fund                                                 (22,511,423)
            Fidelity Intermediate Bond Fund                                                  829,340
            Fidelity Blue Chip Growth Fund                                               (10,656,932)
            Fidelity Asset Manager Fund                                                     (580,828)
            Fidelity Diversified International Fund                                          (47,688)
            Fidelity Freedom Income Fund                                                        (334)
            Fidelity Freedom 2000 Fund                                                       (10,935)
            Fidelity Freedom 2010 Fund                                                       (71,906)
            Fidelity Freedom 2020 Fund                                                      (125,788)
            Fidelity Freedom 2030 Fund                                                       (36,592)
            Fidelity Freedom 2040 Fund                                                        (9,198)
            Fidelity Spartan U.S. Equity Index Fund                                         (150,257)
            PIMCO Total Return Fund--Administrative Class                                      20,666
            Franklin Small Midcap Growth Fund                                               (209,125)
            Neuberger Berman Genesis Fund--Trust Class                                      (133,600)

            Aetna Real Estate Limited Partnership                                            288,543

          Stock:
            USF Corporation Unitized Stock Fund                                             (726,632)
                                                                                        -------------

          Total                                                                         $(48,924,515)
                                                                                        =============


4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      Certain Plan investments are shares of the common stock of USF Corporation, the Plan Sponsor, and therefore qualify as party-in-interest transactions.

      Certain Plan investments are loans to participant employees of the Company, and, therefore, these transactions qualify as party-in-interest transactions.

      William N. Weaver, one of USF Corporation's directors, is a member of the law firm of Sachnoff & Weaver, Ltd. an Illinois professional corporation. Sachnoff & Weaver has acted and continues to act as outside counsel to USF Corporation regarding certain matters for the Plan. USF Corporation believes that the legal fees billed to it regarding the Plan for such services were at market rates.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated June 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

USF EMPLOYEES' 401K RETIREMENT PLAN
SCHEDULE H, LINE 4I--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                                                 CURRENT
              IDENTITY OF ISSUER                            DESCRIPTION OF INVESTMENT, INCLUDING                  VALUE
                                                              MATURITY DATE, RATE OF INTEREST

*    Fidelity Management Trust Company             Aetna Real Estate Limited Partnership                       $    490,109
*    Fidelity Management Trust Company             Fidelity Magellan Fund                                        38,968,113
*    Fidelity Management Trust Company             Fidelity Equity Income Fund                                    9,010,798
*    Fidelity Management Trust Company             Fidelity Growth Company Fund                                  42,806,752
*    Fidelity Management Trust Company             Fidelity Intermediate Bond Fund                               22,580,047
*    Fidelity Management Trust Company             Fidelity Blue Chip Growth Fund                                31,001,678
*    Fidelity Management Trust Company             Fidelity Asset Manager Fund                                    5,038,920
*    Fidelity Management Trust Company             Fidelity Retirement Money Market Portfolio                    43,158,374
*    Fidelity Management Trust Company             Fidelity Managed Income Portfolio                             13,805,769
*    Fidelity Management Trust Company             Fidelity Diversified International Fund                          592,392
*    Fidelity Management Trust Company             PIMCO Total Return Fund--Administrative Class                  2,057,995
*    Fidelity Management Trust Company             Franklin Small Midcap Growth Fund                                896,835
*    Fidelity Management Trust Company             Neuberger Berman Genesis Fund--Trust Class                     2,102,194
*    Fidelity Management Trust Company             Fidelity Freedom Income Fund                                      55,392
*    Fidelity Management Trust Company             Fidelity Freedom 2000 Fund                                       282,659
*    Fidelity Management Trust Company             Fidelity Freedom 2010 Fund                                       807,915
*    Fidelity Management Trust Company             Fidelity Freedom 2020 Fund                                       763,074
*    Fidelity Management Trust Company             Fidelity Freedom 2030 Fund                                       180,985
*    Fidelity Management Trust Company             Fidelity Freedom 2040 Fund                                        51,430
*    Fidelity Management Trust Company             Fidelity Spartan U.S. Equity Index Fund                          551,320
*    USF Corporation                               USF Corporation Unitized Common Stock Fund                     8,845,756
*    Various participants                          Participant loans (maturing 2003 to 2007 at
                                                   interest rates of 4.25% - 8.00%)                               9,992,531

     Total                                                                                                     $234,041,038
                                                                                                               ============

*    Party in interest.

                                  EXHIBIT INDEX

Exhibit Number


23            Consent of Deloitte & Touche LLP

99 Certification Pursuant to 18 U.S.C. Section 1350 furnished as an exhibit to this Annual Report.